EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp (The: “Company”)

Immediate Report - Publication of Tender by Ministry of Communications for Allocation of Additional Frequencies Including for 5G

Further to the description in sections 3.7.1.4 and 3.8.2 of the Chapter of the Description of the Company’s Operations in the Company’s 2018 Periodic Report and the update to section 3.8.2 in the Company’s Quarterly Report for the period ending March 31, 2019, an Immediate Report is hereby provided that the Company today received notification from a subsidiary, Pelephone Communications Ltd (“Pelephone”), concerning publication of a tender by the Ministry of Communications for allocation of additional frequencies including frequencies for 5G.

The main points of the tender are, inter alia, as follows:

Inventory of proposed frequencies in the tender in each frequency range is:

●	700 MHz - Bandwidth 30x2 Mhz;
●	2,600 MHz - Bandwidth 60x2 Mhz;
●	3,500-3,800 MHz - Bandwidth 300 MHz.

Owners of existing networks can compete in the tender.

In addition, new players can compete on 100 mega (out of 300) in the 3,500 MHz range, on condition they meet a qualifying condition. Winners among the new players will be granted special licenses for the supply of specialist 5G services; however, they will not be entitled to provide previous generation cellular services, and will be 5G operators only.

The tender will allow bidders to compete in parallel on all the frequency ranges and to offer combined bids.

The tender includes inter alia provisions for coverage and network quality requirements of the network that will be formalized as part of an amendment to the radio and mobile telephone licenses of the existing operators.

Pelephone is studying the details of the tender and at this stage it and/or the Company are unable to estimate its impact.

For the text of the tender as published by the Ministry of Communications, see:

https://www.gov.il/he/departments/news/14072019_01

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.